United States securities and exchange commission logo





                           April 19, 2023

       Thomas Pike
       Chief Executive Officer
       Fortrea Holdings Inc.
       8 Moore Drive
       Durham, North Carolina 27703

                                                        Re: Fortrea Holdings
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10
                                                            Submitted April 5,
2023
                                                            CIK No. 0001965040

       Dear Thomas Pike:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No.1 to Draft Registration Statement on Form 10, submitted April 5, 2023

       Cover Page

   1. We note your response to prior comment 1 and your revised disclosure on the cover page noting that "the
spinoff is not contingent upon NASDAQ's approval of [y]our listing application." Given
that you have filed this registration statement on Form 10 under
                                                        Section 12(b) of the
Exchange Act, please tell us how you anticipate moving forward with this filing should your
listing application not be approved by Nasdaq.
       Questions and Answers About the Spinoff, page 1

   2. We note your response to prior comment 4 and your revised disclosure on page 4 noting the differences between
the rights held by the existing Labcorp common stock holders and
 Thomas Pike
FirstName   LastNameThomas  Pike
Fortrea Holdings  Inc.
Comapany
April       NameFortrea Holdings Inc.
       19, 2023
April 219, 2023 Page 2
Page
FirstName LastName
         the rights held by the Fortrea common stock holders. Please revise this disclosure further to explain the specific material differences between the rights of Labcorp common stock holders and Fortrea common stock holders. For instance, and without limitation, please explain which stockholders will have a "heightened voting standard" to amend your
         Amended and Restated Bylaws and certain provisions of your Amended and Restated
         Certificate of Incorporation and please explain what "heightened" means in this context.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Capital Resources and Financial Position, page 79

3. Please revise to provide a discussion analyzing the company's material cash requirements from known contractual and other obligations in accordance with Item 303(b)(1) of
         Regulation S-K, or explain to us why these disclosures are not required.
Note 9. Goodwill and Intangible Assets, page F-26

4. We see here that you have reported no goodwill impairments for the year ended December
         31, 2022. Please explain to us whether the $260.0 million goodwill impairment reported by Laboratory Corporation of America Holdings in its December 31, 2022 Form 10-K for
         the early development reporting unit in the DD segment is related to the Clinical
         Development and Commercialization Services Business (CDCS). And if so, please provide us an analysis as to how you have allocated goodwill to CDCS, and your basis for not recognizing any goodwill impairment at CDCS in 2022.
General

5.       We note your disclosure of "Ukraine/Russia conflict costs" on page 78 and your
         disclosure stating that "[d]ue to the Russia and Ukraine crisis and economic sanctions, the company incurred incremental costs and determined that certain receivables and long-
         lived assets related to its Russia and Ukraine operations were impaired." Please revise your disclosure where appropriate to further describe the direct or indirect impact of
         Russia   s invasion of Ukraine on your business. In addition, please also consider any
         impact:

             resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, Belarus, or Ukraine, including due to sanctions affecting potential purchasers;

             resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and

             that may result if Russia or another government nationalizes your assets or operations in
         Russia, Belarus, or Ukraine.
 Thomas Pike
Fortrea Holdings Inc.
April 19, 2023
Page 3

       You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Cindy Polynice at 202-551-8707 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                          Sincerely,
FirstName LastNameThomas Pike
                                                          Division of
Corporation Finance
Comapany NameFortrea Holdings Inc.
                                                          Office of Life
Sciences
April 19, 2023 Page 3
cc:       Thomas Short, Esq.
FirstName LastName